Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisitions Update
Released	07:00 18-Oct-05

RNS Number:7910S
Wolseley PLC
18 October 2005

NEWS RELEASE
18 October 2005

Wolseley plc
£87 Million Spent on Eight Acquisitions since 1 August 2005

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, issues an update on acquisitions made.

Since the beginning of the financial year on 1 August 2005, an additional eight distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £87 million in cash.

In total, the eight acquisitions completed to date are expected to add approximately £170 million to group turnover in a full year. Goodwill related to these acquisitions is estimated to be around £45 million.

European Distribution

At the end of September, Wolseley UK acquired HGH Plumbing Supplies ("HGH") from Mr P Lake and Mr G Hadridge. HGH is a specialist merchant of plastic above ground drainage products and operates from one location in Tunbridge Wells, Kent. In the year ended 31 January 2005, HGH achieved sales of £5.9 million and had gross assets of £1.9 million at that date.

In October, Wolseley acquired the Centratec Group ("Centratec") from Immo Eera N.V and Mr P Frateur. Centratec is a distributor of domestic and commercial heating equipment and pipes valves and fittings (PVF). Centratec operates from 6 locations focused on the central and eastern regions of Belgium. Centratec achieved sales of €42.1 million (£28.8 million) in the year ended 31 December 2004 and had gross assets of €21.5 million (£14.7 million) at that date.

North American Plumbing and Heating Distribution

In August 2005, Wolseley Canada acquired Sudbury Valve Fitting & Control Ltd. ("SVFC") from SVFC Holdings Inc. and members of the Smith family. SVFC specialises in supplying industrial valves, valve actuation and instrumentation to the mining, pulp and paper and related industries in Northern and Central Ontario and Quebec from its location in Sudbury, Ontario. In the year ended 31 May 2005, SVFC had sales of C$4.8 million (£2.1 million) and had gross assets of C$0.9 million (£0.4 million) at that date.

Also in August 2005, Ferguson acquired certain assets associated with the business trading as Park Supply, headquartered in Chicago, IL. Park Supply is a wholesale distributor of heating, ventilation, cooling, hydronics equipment and supplies. In addition to the headquarters in Chicago, the acquisition includes seven other Chicago area locations and one in Hammond, Indiana. The purchase of Park Supply will significantly increase Ferguson's presence in the northern Illinois marketplace and expand its customer base. In the year ended 31 December 2004, Park Supply had sales of $48.5 million (£26.9 million) and had gross assets of $19.9 million (£11.1 million) at that date.

Additionally in August 2005, Ferguson acquired certain assets from S&S Fabrication and Supply Co., ("S&S") located in Mechanicsville, VA. This acquisition will increase Ferguson's ability to provide fire protection services in the Hampton Roads area and strengthen its presence in Northern Virginia/D.C. S&S will trade as Ferguson Fire and Fabrication. In the year ended 31 December 2004, S&S had sales of $1.7 million (£0.9 million) and had gross assets of $0.4 million (£0.2 million) at that date.

In September 2005, Ferguson acquired certain assets of Contractors Field Products, Inc., trading as CFP. CFP is a geotechnical and environmental sitework supplier headquartered in Charlotte, NC. Geotextiles and erosion control products complement and are a natural extension of Ferguson's existing waterworks line. In the year ended 31 December 2004, CFP had sales of $13.2 million (£7.3 million) and had gross assets of $3.7 million (£2.0 million) at that date.

Also in September 2005, Ferguson acquired Economy Plumbing & Heating Supply Co., Inc., ("Economy") from members of the Abrams family. Economy is a wholesale distributor of plumbing and heating equipment, supplying to the commercial and residential markets based in Philadelphia, Pa. In the year ended 31 July 2005, Economy had sales of $26.1 million (£14.5 million) and had gross assets of $8.1 million (£4.5 million) at that date.

Additionally in September 2005, Ferguson acquired Endries, Inc. and Endries International, Inc. ("Endries") from members of the Endries family and a family trust. Endries is an international provider of Vendor Managed Inventory (VMI) programs for the Original Equipment Manufacturer (OEM) and Maintenance, Repair and Overhaul (MRO) industries. Endries has a branch network of 70 locations across America and also has small operations in Canada, the UK and the Netherlands.

The principal products supplied by Endries include, fasteners and hardware, electrical components, pipe, valves and fittings (PVF) as well as tools, accessories and industrial supplies. In the year ended 31 July 2005, Endries had sales of $149.5 million (£83.1 million) and had gross assets of $57.7 million (£32.1 million) at that date.

The segmental split of the total acquisition spend since 1 August 2005 has been:

Division	No. of	Spend
	Acquisitions	£ million

European Distribution	2	20
North American Plumbing & Heating Distribution	6	67
US Building Materials Distribution	–	–

TOTAL	8	87

Charlie Banks, Group Chief Executive of Wolseley said:

"I am very pleased to be able to announce these acquisitions within our first quarter which will further strengthen our presence in Europe and also in North America. They support our strategy of growing the business through acquisition and organic growth."

Exchange Rates

The following exchange rates have been used for the acquisitions noted above: £1 = $1.80, £1 = €1.46, £1 = C$2.29.

ENQUIRIES:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has around 60,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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